Investor Presentation January 2022 1 Free Writing Prospectus filed pursuant to Rule 433 Registration Statement on Form S - 3 (File No. 333 - 228909) January 24, 2022

2 The information in this presentation is provided to you by LiveOne, Inc . (the “Company” or “LiveOne”) solely for informational purposes and is not an offer to buy or sell, or a solicitation of an offer to buy or sell, any security or instrument of the Company, or to participate in any investment activity or trading strategy, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment in the United States or anywhere else . By viewing or participating in this presentation, you acknowledge and agree that (i) the information contained in this presentation is intended for the recipient of this information only and shall not be disclosed, reproduced or distributed in any way to anyone else, (ii) no part of this presentation or any other materials provided in connection herewith may be copied, retained, taken away, reproduced or redistributed following this presentation, and (iii) all participants must return all materials provided in connection herewith to the Company at the completion of the presentation . By viewing, accessing or participating in this presentation, you agree to be bound by the foregoing limitations . No representations, warranties or undertakings, express or implied, are made and no reliance should be placed on the accuracy, fairness or completeness of the information, sources or opinions presented or contained in this presentation, or in the case of projections contained herein, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investors will pursue his, her or its own independent investigation . The statistical and industry data included herein was obtained from various sources, including certain third parties, and has not been independently verified . By viewing or accessing the information contained in this presentation, the recipient hereby acknowledges and agrees that neither the Company nor any representatives of the Company accepts any responsibility for or makes any representation or warranty, express or implied, with respect to the truth, accuracy, fairness, completeness or reasonableness of the information contained in, and omissions from, these materials and that neither the Company nor any of its affiliates, employees, officers, directors, advisers, placement agents or representatives accepts any liability whatsoever for any loss howsoever arising from any information presented or contained in these materials . This presentation contains forward - looking statements, including descriptions about the intent, belief or current expectations of the Company and its management about future performance and results . Such forward - looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward - looking statements . These factors include risks and uncertainties as to the Company’s reliance on one key customer for a substantial percentage of its revenue ; the Company’s ability consummate any proposed financing, acquisition, spin - out, distribution or transaction, the timing of the closing of such proposed event, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of any proposed financing, acquisition, spin - out, distribution or transaction will not occur or whether any such event will enhance shareholder value ; ability to attract, maintain and increase the number of the Company’s users and paid subscribers ; the Company's intent to repurchase shares of its common stock from time to time under its announced stock repurchase program and the timing, price, and quantity of repurchases, if any, under the program ; the Company identifying, acquiring, securing and developing content ; successfully implementing the Company’s growth strategy, including relating to its technology platform and applications, management’s relationships with industry stakeholders, the effects of the global Covid - 19 pandemic, changes in economic conditions, and competition ; risk and uncertainties applicable to the businesses of the Company’s subsidiaries ; and other risks including, but not limited to, those described in the Company’s Annual Report on Form 10 - K, filed with the U . S . Securities and Exchange Commission (the “SEC”) on July 14 , 2021 , Quarterly Report on Form 10 - Q, filed with the SEC on August 16 , 2021 , Quarterly Report on Form 10 - Q, filed with the SEC on October 29 , 2021 , and other filings and submissions with the SEC . These forward - looking statements speak only as of the date set forth below and the Company disclaims any obligations to update these statements except as may be required by law . Neither the Company nor any of its affiliates, advisors, placement agents or representatives has any obligation to, nor do any of them undertake to, revise or update the forward - looking statements contained in this presentation to reflect future events or circumstances . This presentation speaks as of January 21 , 2022 . The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed . Neither the delivery of this presentation nor any further discussion of the Company or any of its affiliates, shareholders, officers, directors, employees, agents or advisors with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date . Legal Disclaimer

3 Free Writing Prospectus This presentation highlights basic information about the Company and its proposed offering . Because it is a summary, it does not contain all of the information that you should consider before investing . The Company has filed a shelf Registration Statement on Form S - 3 (including a base prospectus) (File No . 333 - 228909 ) (the “Registration Statement”) and accompanying preliminary prospectus supplement (the “Preliminary Prospectus”) with the SEC for the offering to which the presentation relates . Before you invest, you should read the Preliminary Prospectus and the base prospectus in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and the offering . You may access these documents for free by visiting EDGAR on the SEC web site at http : //www . sec . gov . Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity LLC Prospectus Department, 17 State Street, 22 nd Floor, New York, New York 10004 , telephone : (877) 436 - 3673 or e - mail : prospectus@think - equity . com . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering will only be made by means of a prospectus pursuant to a final prospectus supplement accompanying the Registration Statement that is filed with the SEC . Legal Disclaimer (cont.)

4 Preferred Stock Terms Issuer: LiveOne, Inc. (NASDAQ: LVO) Securities Offered: 9% Series A Cumulative Preferred Stock (“Series A Preferred Stock”) Exchange/Listing of Series A Preferred Stock: NASDAQ: LVOP Dividend Rate: 9% per annum on the $25.00 per share liquidation preference (equivalent to $2.25 per annum per share) Dividend Payment Date: Monthly, in arrears, no later than 20 days following the end of each calendar month Liquidation Preference: $25.00 per share of Series A Preferred Stock Mandatory Redemption: Upon a change of control at $27.50 per share, plus any accrued or unpaid dividends to date of redemption and the applicable redemption premium Optional Redemption: At its option, the Company may redeem the Series A Preferred Stock in whole or in part (at its option) at any time or from time to time, for cash, at the following redemption price per share in each year from the initial issuance date (February [X], 2022); Year 1: $27.50 per share / Year 2: $27.00 per share / Year 3: $26.50 per share / Year 4: $26.00 per share / Year 5: $25.50 per share / Year 6 and beyond: $25.00 per share Optional Redemption upon Change of Control: Upon the occurrence of a Change of Control holders of the Series A Preferred Stock may at their option, require the Company to redeem their shares Series A Preferred Stock at a per share redemption price equal to $27.50, plus any accumulated and unpaid dividends to, but not including, the redemption date and the applicable Redemption Premium Voting Rights: Non - voting, except as required by law. If the Company fails to make a cash dividend payment with respect to eighteen (18) or more consecutive or non - consecutive monthly dividends, the holders of the Series A Preferred Stock will be entitled to vote for the election of one additional director to serve on the Company’s board of directors until all dividends that are owed have been paid Use of Proceeds: Fund the segregated dividend account and general corporate purposes, which may include working capital, investments in the business, M&A and repayment of debt Sole Book - Runner: ThinkEquity

A creator - first, music, entertainment and technology platform focused on delivering premium experiences and content worldwide through memberships, subscriptions and live and virtual events. 5 We give fans, brands, and bands the best seat in the house Listen Watch A ttend Engage Transact AT A GLANCE…

6 Complementary Portfolio of Wholly - owned Subsidiaries and Brands PPV ONE LiveOne intends to spin - out its existing Pay - Per - View One (PPVOne) business as a separate public company, PPVOne, and plans to distribute a portion of the new company's equity to LiveOne's stockholders, anticipated to take place by March 31, 2022, in each case subject to obtaining applicable approvals and consents and compliance with applicable rules and regulations and public market trading and listing requirements.

LiveOne's Model Addresses Six Large Market Verticals

- Over 300 million paid music subscribers globally today – estimated to grow to 1.2 billion by 2030
- 74% of concert fans said they will continue to watch livestreaming events even after physical events resume
- 37% (104 million) listen to podcasts at least every month



MUSIC SUBSCRIPTIONS
2021
3.8 Billion
2014
1.6 Billion
Over 3.8 billion smartphone users projected globally by this year
LIVE EVENTS
30M+ People attend at least one music festival in the US annually
52% of US attended a live music event in 2018
Global live music market expected to be $30B in 2021
LIVESTREAM
Global video streaming market expected to be $80B by 2025
Users watch live video 3x longer and comment 10x more than recorded footage
MERCHANDISE
Global licensed merchandise market expected to reach $400B by 2023
PODCAST
In 2021, spending will jump nearly 45% to $1.13 billion. As podcast listenership has soared in recent years, ad dollars will continue to follow suit.
PPV
The global live streaming pay-per-view market is expected to expand at a compound annual growth rate (CAGR) of 15% from 2020 to 2027, reaching $2.3 billion by 2027.

Source: IFPI, BBC, Billboard, eMarketer, Facebook Live, Forbes, The Verge, Statista, Nielsen, Broker research, Grand View Resource

LIVEONE
7

1.35M+ 1 Paid Subscribers (1/19/22) 8 4.7B+ Audio Listens since 01/01/20 221 Livestreamed Music Events since 01/01/20 2,900+ Artists Streamed since 01/01/20 220+ Countries and territories Reached by Live Music Streaming 294M+ People reached via 24 - hour OTT streaming channel 1,500+ Hours of Live Music since 01/01/20 Platforms TikTok Twitter Instagram STIRR O&O Facebook YouTube Twitch Podcasting O ver 235 shows and over 300 podcast episodes per week. Over 2.48 billion podcast downloads 1 See the Company's 10 - Q for QE 09/30/21 Premium Content Paired with Distribution Platform

Growing Library of Franchises 9 Highly - rated Originals Podcasts Partnerships ContentOne studio to develop and distribute new originals and tentpole events across the platform

A Leading All-in-One Streaming Artist Platform

LIVEXLIVE Slacker RADIO

- Leading premium music & live streaming platform featuring **221 events** & **2,000+ artists**
- **Pay-per-view platform** allows artists to perform digital concerts with innovative features
- 24-hour linear OTT streaming channel reaches **294M+** households
- Nearly all new Tesla EVs sold in the U.S. come with a paid 1-year subscription to Slacker
- Produces original content slate both live and taped; short, medium and long formats podcastone

- Subscription and advertiser-supported podcast network
- **300+ episodes distributed per week** and **235+ shows on air currently**
- Total social media reach **exceeds 280M**
- New Vodcast Network features **video podcasts from creators**

Custom Personalization Solutions

- eCommerce-focused merchandise personalization company
- Thousands of exclusive personalized items
- **Deep partnerships with artists** to create exclusive merchandise
- Further **diversifies business model** into merchandising business react presents

- Full-service club, concert, and festival promotion company
- Produces **300+ club and theater events annually**
- Features world-class festivals, e.g. ***Spring Awakening***, ***Mamby on the Beach***
- **Fully integrated** into network of talent booking and marketing content

LIVEXONE 10

LiveOne’s Slacker Radio is a subscription music streaming service offering songs and access to expertly crafted stations, podcasts from PodcastOne, livestreamed video and on - demand programming, and livestreamed festivals, concerts and pay - per - view (PPV) events • Ranked as the best quality music app and “Editor’s Choice” by PC Magazine, outpacing better known brands such as Spotify and SiriusXM • Blends a team of forward - thinking music curators and content programmers with cutting edge analytics which provide a seamless music discovery • Estimated music subscription global TAM currently at over 300 million paid music subscribers - estimated to grow to 1.2 billion by 2030 1 • Targeted 10 million paid subscribers (0.8% of 2030 estimated TAM) 30M+ Songs in catalogue 500+ Expertly crafted stations, podcasts, concerts, PPV events 4.7B+ Audio Listens since 01/01/20 64B+ Audio listens since inception 1.33M+ 2 Paid subscribers (11/29/21) 85+ Automobiles partnerships for in - built music streaming $ 11 1 Broker research 2 See the Company's 10 - Q for QE 09/30/21 podcastone

Overview

- Acquired in July 2020
- Exclusive podcasters include Adam Carolla, Pitbull, Jay Cutler, Brett Favre, "Stone Cold" Steve Austin, Michael Irvin, and Lady Gang
- Networks include Sports Network, Woman of Podcasting, etc.
- Recently created the new Vodcast Network, featuring videos video podcasts from new and existing podcasters
- PodcastOne's founder and Chairman, Norman Patiz, founded and built Westwood One into the largest radio network in the U.S

Key highlights

- **235+ shows** and produces over **300 podcast episodes** per week
- Over **2.48 billion** podcast downloads in the 12 months ended September 30, 2021
- LadyGang podcast recently reached over **100 million** downloads
- Total social media reach across the exclusive talent roster of PodcastOne now exceeds **280 million**

Select industry stats

37%(104M) Listen to podcasts at least every month

24%(68M) Listen to podcasts weekly

41% of monthly podcast listeners have household income **>75K**

Podcast listeners subscribe to an average of **6** shows

Podcast listeners listen to an average **7** different shows per week

93% listen to all or most of each episode

81% podcast listeners pay attention to podcast ads

60% podcast listeners have bought something from a podcast ad

Source: Broker research, 2021 PodcastHosting.org

LIVEXONE 12

PPV Business Model

- PPVOne's Business Model Leverages LiveOne's **existing proprietary tech stack and expertise** with more than seven years of livestreaming experience and scalable product.
- Direct to consumer billing relationship enhances both PPVOne and LiveOne's flywheels for **increased monetization opportunities**. Expands far beyond just PPV ticket transactions to include **music subscriptions, virtual meet and greets/VIP access, merchandise and NFT e-commerce offerings and virtual tipping**.
- Leveraging's LiveOne's **marketing engine** with in-app messaging, social media, paid marketing program, email blasts to our fan database of 38M+ music fans; promoted across our LiveOne platform and partner network.
- **Leveraging relationships** with thousands of possible PPV entertainers and personalities through ongoing business activities of LiveOne.
- Strong connection between PPV participants and social followers enables for a stronger business model through lower marketing spend as **artists and talent actively promote PPV events directly to their social media resulting** in lower customer acquisition costs.
- PPVOne's execution **capabilities are turnkey** ranging from artist/talent signings, event marketing, sponsorship/advertising monetization, event production, digital and linear distribution through to settlement.

PPV EVENTS TO DATE

115+	217K+
PPV EVENTS*	TICKETS SOLD*

*since inception

REVENUE SOURCES

- PPV Ticket Sales with Revenue Share
- Sponsorship and Advertising/Product Placement
- VIP Exclusive Upgrade Options
- Digital Meet and Greet Opportunities
- NFTs and E-Commerce
- Artist Merchandise Sales
- In-App Purchases

LIVEONE 13

14 • Acquired in December 2020 • Direct - to - consumer commerce platform • Create, manufacture and distribute unique and limited - edition personalized clothing, jewelry, toys as well as virtual goods • Intends to partner with artists and stars from the music, podcast and entertainment industry with massive social media and ma rke ting reach • Provides monetization opportunities for both LiveOne and artists $20M CY2020 Revenue $1M CY2020 EBITDA $400B Expected global licensed merchandise market by 2023 react presents


react presents
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LIVEXLIVE

- Full-service club, concert, and festival promotion company
- Produces 300+ club and theater events annually across the Midwest (pre-COVID)
- Features world-class festivals such as *Spring Awakening Music Festival* & *Mamby on the Beach*
- React Presents team is fully integrated into the LiveOne ecosystem including talent booking & marketing of LiveOne content
- Launched React Presents curated playlists on LiveXLive in 2020
- React Presents recorded revenue of approximately $15 million in 2019
- 79% of fans expect to return to live music within 4 months of COVID-19 restrictions lifting
- 85% of all Ticketmaster tickets were held for postponed events rather than asking for refunds

LIVEXONE 15

16 Attract, produce and create differentiated and exclusive content 1 Host live concerts and pay - per - view events to expand audience reach 2 Utilize actionable audience data and insights to improve experience 3 All - in - one content platform enhances user engagement & retention 5 Multiple monetization channels drive growth and strong artist value proposition 7 Cultivate meaningful connections between artists and their fans, 24/7 6 Attract Engage Retain Monetize Flywheel Strategy Creates Superior Value Proposition Differentiated experience drives user conversion 4

Unrivaled Capabilities Across Audio, Video, and Live Events

		Audio streaming								Live music streaming				Music events	
		LiveXLive	Spotify	SiriusXM / Pandora	Deezer	Amazon Music	Apple Music	YouTube Music	iHeart Media	Melody / Napster	Boiler Room	nugs.net	StageIt	Live Nation	AEG / eventim
Audio streaming	Ad-supported	✓	✓	✓	✓	✓	✓	✓	✓	✓	✗	✗	✗	✗	✗
	Subscription	✓	✓	✓	✓	✓	✓	✓	✓	✓	✗	✓	✗	✗	✗
	Podcasts	✓	✓	✓	✓	✓	✓	✓	✓	✗	✗	✗	✗	✗	✗
Video streaming	Originals	✓	✗	✗	✗	✗	✗	✗	✗	✓	✗	✗	✗	✗	✗
	Live video streaming	✓	✗	✗	✗	✗	✗	✗	✗	✓	✓	✓	✗	✗	✗
	Ticketed show	✓	✗	✗	✗	✗	✗	✗	✗	✓	✓	✗	✓	✓	✗
	Linear / OTT channels	✓	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
	Live events	✓	✗	✗	✗	✗	✗	✗	✓	✗	✓	✗	✗	✓	✓
	Merchandise	✓	✗	✗	✗	✗	✗	✗	✗	✗	✓	✗	✗	✓	✓

Sources: Company filings, Company websites

LIVEXONE 17

Successful Strategy Driving Diversification of Revenue Base Multifaceted revenue streams anchored by recurring subscription revenue YTD Revenue composition as of 09/30/20 YTD Revenue composition as of 09/30/21 66% 23% 6% 5% Subscription Advertising Merchandising Ticket / Event 31% 28% 9% 11% 21% Sponsorship & Licensing 18

Multiple Monetization Paths and Levers to Drive Sustainable Growth Leverage existing platform and artist relationships Merchandise target superfans with large addressable market Broaden offering to advertisers and diversify revenue streams Podcasts capture fast - growing market and non - music share of time Drive subscriber growth and increase brand awareness Live events attract large attendance Multiple ways to monetize content, e.g. sponsorship, PPV Live stream and exclusive content optimize fans retention 19

Sponsorships and Partners 20 Expanded sponsorship deals now include: Pepsi, McDonald’s, KFC, Hyundai, Corona, Porsche, Chipotle, State Farm, Kia, White Claw, Mike’s Hard Lemonade, and Mentos Pure Fresh Gum, and through LiveXLive’s multi - year livestream partnership with iHeartRadio, Progressive Insurance, Capital One, Ally Financial, Goya, Country Crock, St. Jude and OGX Over 100 New Partners and Sponsors:

Global Network of Distribution and Channel Partners 21 Desktop Mob ile OTT Over 220 countries reached by Live Music Streaming

World-Class Management Team



Robert Ellin
Chairman & CEO

Over 30 years of investment and turnaround experience, deep relationships in media and entertainment, prior public company experience as Executive Chairman of Mandalay Digital



Dermot McCormack
President

Renowned music industry executive, with expertise from content development to technology, growth strategies and monetization



Aaron Sullivan
VP, Interim CFO

Seasoned executive with extensive financial, mergers and acquisitions and operational experience in managing and scaling organizations, as well with financial reporting and internal controls.



Norman Pattiz
Executive Chairman PodcastOne

Over 50 years deep experience in radio, original programming and podcasts, and former founder of Westwood One, the largest radio network in the U.S.



Mike Bebel
Senior EVP

Music industry veteran & digital music service entrepreneur with more than 20 years of global operating experience



Jackie Stone
CMO

Top 50 Marketer with over 27 years of global expertise across brand building, growth, acquisition and loyalty



David Schulhof
Chief Development Officer

Executive with more than 20 years of experience in the music, digital media & private equity sectors



Jason Miller
Global Head Of Sales

National brand advertising developer who has integrated solutions across audio, video, digital, social, mobile, & event platforms



Roe Williams
Global Head of Talent And Artist Partnerships

Previously orchestrated deals with Adidas, Grey Goose, Tosy, Office Max, Unilever, and General Mills

LIVEXONE 22

Distinguished Board of Directors and Advisors with Industry Experience

Distinguished & Experienced Board of Directors

Ramin Arani
Independent Director

Former lead manager of Fidelity's Puritan Fund and current Board member of Vice Media, Ellen Digital and Opportunity Network

Patrick Wachsberger
Independent Director

Founder and CEO of Picture Perfect Entertainment and former Chairman of Lionsgate Films

Kenneth Solomon
Independent Director

Chairman and CEO of The Tennis Channel, partner at Arcadia Investment Partners and Chairman of Ovation TV

Craig Foster
Independent Director

Former Chief Financial Officer and Chief Accounting Officer of Amobee, Inc.

Jay Krigsman
Independent Director

Executive Vice President and Asset Manager of The Krausz Companies

Bridget Baker
Independent Director

Former President of Content and TV Network Distribution of Comcast and NBCUniversal

Maria Garrido
Independent Director

Sr. Vice President Brand Management at Vivendi Group

Kris Wright
Independent Director

Vice President, Global Mens Footwear, Sport Lifestyle Product at Nike

Strong Suite of Formal Advisors

Steven Bornstein
Former CEO of ESPN and NFL Network

Jason Flom
CEO of Lava Records

Chris McGurk
Former CEO of MGM and Universal Pictures

Roger Werner
Former CEO and President of ESPN and Speedvision

Jules Haimovitz
Former President of Viacom and founder of Showtime

LIVEXONE 23

Investment Highlights Consolidation of Business Units Throughout FY2022 Has Resulted in Approximately $15 Million In Annual Cost and Expense Reductions $14 Million Of Cash and Cash Equivalents As Of 1/19/2022 Tesla Largest Customer as Nearly Every New Tesla Sold in U.S. Comes with a Slacker Subscription Paid by Tesla 24 3 4 5 34% Institutional Ownership – Fidelity owned 6.9 million shares at 9/30/2021 Record 6 - Month Revenue of $60.7 Million For Period Ended 9/30/2021 – Up 142% 1 2 Highly Accomplished Management and Board of Directors 6 *Refer to definition of non - GAAP financial measures on slide 29.

Use of Proceeds Summary Investments in the business M&A activity Repayment of debt 25 3 4 5 Fund the segregated dividend account, including 8 months of dividends at 9% per annum 1 General corporate purposes, including working capital 2

Appendix

27 Consolidated Statements of Operations

Consolidated Balance Sheets 28 Recent Financial Highlights • As of January 19, 2022, cash and cash equivalents of approximately $14.0 million. • Effective December 31, 2021, our unsecured convertible notes, net which were included in Current Liabilities as of September 30, 2021, were converted in whole in exchange for 1.2 million common shares. • Substantially all of the principal related to remaining notes payable, as of December 31, 2021, matures during the year ending March 31, 2024 and thereafter.

Equity Capitalization 1 29 Shares WAEP 2 Common Stock: 79,001,821 N/A Restricted Stock Units: 5,212,732 N/A Options: 3,621,124 $3.82 Common Stock Issuable Upon Conversion of Unsecured Convertible Notes, Related Party: 1,896,901 $3.00 Common Stock Issuable Upon Conversion of Unsecured Convertible Notes 3 : 505,198 $4.50 Common Stock Issuable Upon Conversion of Secured Convertible Notes: 3,404,222 $4.50 1. As of September 30, 2021. 2. “Weighted - average exercise price”. 3. Subsequently converted, effective December 31, 2021, subject to an amended conversion price of $2.10 per share.

NASDAQ: LVO | IR@LIVEONE.COM